UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: December 2025

Commission file number: 001-38094

FORESIGHT AUTONOMOUS HOLDINGS LTD.

(Translation of registrant’s name into English)

7 Golda Meir

Ness Ziona 7403650 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On December 1, 2025, Foresight Autonomous Holdings Ltd. (the “Company”), with its majority- owned subsidiary, Eye-Net Mobile Ltd. (“Eye-Net”), entered into securities purchase agreements (“Securities Purchase Agreements”) with institutional and private investors (the “Investors”) for an investment in Eye-Net, based on an Eye-Net pre-money valuation of $55 million. The gross proceeds of the investment amounted to approximately $3 million, before deducting finders’ fees and other estimated offering expenses.

The investment was executed through the direct purchase of approximately 5.17% of Eye-Net’s ordinary shares, NIS 0.01 par value per share. Eye-Net granted the Investors certain antidilution protections in the event of a down round effectuated within a year of the closing of their investment, subject to a floor valuation of $30 million, as described below.

In addition, the Company agreed to issue warrants to purchase American Depositary Shares (“ADSs”), each representing 30 ordinary shares, no par value per share, of the Company, as follows: (i) Series A Warrants to purchase ADSs at an exercise price of $0.02 per ADS, exercisable until 120 days from the date on which the Registration Statement (as defined below) becomes effective, for a number of ADSs equal to the quotient of (A) the investment amount paid by each Investor divided by (B) 97% of the lowest VWAP (as defined in Series A Warrants) of the ADSs on the Nasdaq Capital Market (“Nasdaq”) during the five trading days preceding the exercise date, which in no event shall be less than $1.40; provided that in no event shall the aggregate number of ADSs issuable upon exercise of the Series A Warrants exceed 1,714,286 ADSs, and (ii) Series C Warrants to purchase up to 1,036,866 ADSs at an exercise price of $2.7125 per ADS, exercisable until November 30, 2027. In addition, the Company agreed to reprice the exercise price of Series B Warrants, issued to two of the Investors on March 11, 2025, from $6.0375 per ADS to $2.7125 per ADS.

The Series A Warrants and Series C Warrants will not be listed for trade; however, the Company has agreed to file a resale registration statement to cover the resale of the ADSs issuable upon the exercise of the Series A Warrants and Series C Warrants on or before the tenth business day from December 1, 2025 (the “Registration Statement”).

Eye-Net intends to use the net proceeds of this offering for working capital and other general corporate purposes.

In the event that following the closing date but prior to lapse of twelve month period thereafter, Eye-Net consummates a transaction or series of related transactions for an equity investment in Eye-Net’s securities in an aggregate amount exceeding $1,000,000 at a price per share underlying such transaction or series of transactions lower than the price per share, the price per share shall be adjusted to reflect the price per share underlying such next investment, subject to adjustments for share splits, reverse splits and recapitalizations; provided, however, that in no event the adjusted price per share shall reflect Eye-Net’s pre-money valuation of less than $30,000,000. In such event, the number of ordinary shares issuable hereunder shall be increased accordingly, based on the adjusted price per share, and on the date of closing of the next investment, Eye-Net shall issue to the Investor his respective amount of additional ordinary shares against payment by such Investor of the par value thereof. In addition, the Company agreed not to sell any ADSs or ordinary shares until the effective date of the Registration Statement pursuant to an at-the-market transaction at a price less than $2.00.

The securities described above were offered pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), Rule 506(b) of Regulation D promulgated thereunder and/or Regulation S. The securities have not been registered under the Securities Act or applicable state securities laws. Accordingly, the securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This Report of Foreign Private Issuer on Form 6-K (the “Report”), nor the exhibits, constitute an offer to sell, or the solicitation of an offer to buy our securities, nor shall there be any sale of our securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing description of the forms of Series A Warrants, Series C Warrants, and Securities Purchase Agreements do not purport to be complete and are qualified in their entirety by the terms of the forms of Series A Warrants, Series C Warrants, and Securities Purchase Agreement, which are attached hereto as Exhibits 4.1, 4.2 and 10.1, as applicable, and are incorporated herein by reference.

On December 4, 2025, the Company issued a press release titled “Foresight: Eye-Net Receives $3 Million Investment Reflecting $55 Million Valuation,” a copy of which is furnished as Exhibit 99.1 with this Form 6-K.

Forward-Looking Statements

This Report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements when it discusses the expected closing of the offering and the anticipated use of proceeds. All statements other than statements of historical facts included in this Form 6-K are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control, including risks and uncertainties described in the Company’s annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 20, 2025. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

This Report is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-276709 and 333-286221) and Form S-8 (Registration Nos. 333-229716, 333-239474, 333-268653 and 333-280778), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
4.1	Form of Series A Warrant
4.2	Form of Series C Warrant
10.1	Form of Securities Purchase Agreement, dated December 1, 2025, between Foresight Autonomous Holdings Ltd. and each of the investors on the Investor Signature Pages to the Securities Purchase Agreement as Exhibit A thereto.
99.1	Press release issued by Foresight Autonomous Holdings Ltd. on December 4, 2025, titled “Foresight: Eye-Net Receives $3 Million Investment Reflecting $55 Million Valuation.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Foresight Autonomous Holdings Ltd.
(Registrant)

Date: December 4, 2025	By:	/s/ Eli Yoresh
	Name:	Eli Yoresh
	Title:	Chief Financial Officer